August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (240) 744-5801

Christopher J. Nassetta
Chief Executive Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817-1109

       Re: Host Hotels & Resorts, Inc.
               Definitive 14A
               Filed April 10, 2007
               File No. 001-14625

Dear Mr. Nassetta:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

Establishing the Plan, page 12

1.   You state on page 13 that the Chief Executive Officer participated in discussions with the committee regarding the individual performance of each member of the senior management team and internal equity. Please expand your disclosure to explain how individual performance and internal equity were considered in these discussions.

2.   You state on page 13 that you have no policy or target for the allocation of total compensation between either cash and non-cash compensation or short-term and long-term compensation. You further state that the committee reviews information from Towers Perrin and determines the appropriate level and mix of incentive compensation. Please expand your disclosure to discuss the key factors that the committee considers when determining the appropriate level and mix of incentive compensation.

3.   You state on page 13 that three peer groups were chosen by the committee in consultation with Towers Perrin to provide competitive market information for base salary, annual incentive bonus awards and long term incentives. Please revise your disclosure as noted below:

- Please expand your disclosure to identify all the companies with which you are engaged in benchmarking compensation of your named executive officers, including (i) the sized-based public real estate companies with a median enterprise value of approximately $12 billion; (ii) the companies used to create the sized-based general industry data sample prepared by Towers Perrin; and (iii) the 2005 NAREIT Compensation Survey participants that had UPREIT capitalization of at least $6.6 billion.

- We note your statement on page 13 that the NAREIT sample was given less consideration. We further note your statement that the committee targeted overall total compensation levels to fall between the 50th and 75th percentiles represented by the size-based public real estate companies and general industry peer groups. Please revise to be more specific as to the actual percentile most closely related to the amounts you paid. In addition, expand your disclosure to describe how you considered the NAREIT sample and how your overall compensation levels compared to the NAREIT sample.

Base Salary, page 14

4.   You state on page 14 that, based on its review, the committee increased Mr.
        Nassetta's annual base salary to $850,000 and approved base salary increases
        ranging from 4% to 20% for the other named executive officers. Please expand
        your disclosure to discuss the salary increases for the other named executive
        officers as well as any factors considered in the decision to increase compensation
        materially.

Annual Incentive Bonus Awards, page 14

5.   We note that the annual incentive award program provides the opportunity to
        receive cash incentive awards based on the financial performance of the company
        and the individual performance of each employee. We further note your
        disclosure on page 15 that the Adjusted FFO target level of performance for 2006
        was $1.48 per share and that the committee determined that the company
        exceeded the target level of performance of Adjusted FFO per share by 9%,
        resulting in an award at close to high levels. Please disclose all the individual
        performance measures as well as the threshold and high levels of Adjusted FFO.
        Alternatively, provide on a supplemental basis a detailed explanation of why you
        believe that disclosure of the targets is not required because it would result in
        competitive harm such that the targets could be excluded under Instruction 4 to
        Item 402(b). To the extent that that it is appropriate to omit specific goals or
        financial targets, discuss how difficult it will be for the executives or how likely it
        will be for the registrant to achieve the target goals. Please see Instruction 4 to
        Item 402(b) of Regulation S-K.

Long-Term Incentive Compensation, page 15

6.   We note that, under the 2006-2008 Plan, restricted stock granted is eligible to vest
        subject to satisfying certain conditions, including Absolute TRS and Relative
        TRS. We further note that the starting price for the Absolute TSR was $17.88 per
        share, based on the average high and low price of the company's common stock
        for the 60 days prior to December 31, 2005, and this price per share served as the
        basis to measure the company's stockholder return relative to companies in the
        NARIET Equity Index. Please expand your disclosure to include the threshold
        and high levels of Absolute TRS and Relative TRS.

Severance / Change in Control, page 18

7.   We note the various severance and post-termination arrangements you have with
        the named executive officers and various scenarios described. In the
        Compensation Discussion and Analysis, please discuss how these arrangements
        fit into your overall compensation objectives and affect the decisions you made

regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor